March 29, 2010
Abercrombie & Fitch, Co.
P.O. Box 182168
Columbus, Ohio 43218
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Abercrombie & Fitch Co. Commission File No.: 1-12107 Annual Report on Form 10-K for the Fiscal Year Ended January 30, 2010
Ladies and Gentlemen:
     On behalf of Abercrombie & Fitch Co. (the “Company”), transmitted herewith for filing is the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “Form 10-K”). The consolidated financial statements for the fiscal year ended January 30, 2010 included in the Company’s Form 10-K reflect no changes from the preceding year in any accounting principle or practice or in the method of applying any such principle or practice, other than as disclosed in Note 1 of the Notes to Consolidated Financial Statements.
     If you have any questions concerning the accompanying Form 10-K, please call the undersigned at 614-283-6500.

Very truly yours,

/s/ Jonathan E. Ramsden Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Enclosure